UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70517

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Taylor Grey, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3158 Scholarship
(No. and Street)

Newport Beach	CA	92612
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	angela@mastercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

Horizon Center Blvd	Hamilton	NJ	08690
(Address)	(City)	(State)	(Zip Code)

12/17/24	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Huang _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Taylor Grey, Inc _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Henry Huang*

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TAYLOR GREY, INC.

(SEC ID No. 8-70517)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

As of the for the Year Ended December 31, 2025

and

Report of Independent Registered Public Accounting Firm

TAYLOR GREY, INC.

TABLE OF CONTENTS

For the Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

NOTES TO THE FINANCIAL STATEMENTS .... 6 - 8

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange

Commission 9

Schedule II: Computation of Determination of Reserve Requirements for Brokers and Dealers

Pursuant to Rule 15c3-3 under the Securities and Exchange Commission 10

Schedule III: Information Relating to the Possession or Control Requirements under the

Securities and Exchange Commission Rule 15c3-3 10

OTHER INFORMATION

Review Report of Independent Registered Public Accounting Firm of Exemption Letter Pursuant
to SEA Rule 17a-5(d)(1)(i)(B)(2)...11

Management Statement Regarding Compliance with the Exemption Provisions of Securities and
Exchange Commission Rule 15c3- 3 12


Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391



<u>Report of Independent Registered Public Accounting Firm</u>


To: The Board of Directors and Shareholders
Taylor Grey, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Taylor Grey, Inc. as of December 31, 2025, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Taylor Grey, Inc. as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Taylor Grey, Inc.'s management. My responsibility is to express an opinion on Taylor Grey, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Taylor Grey, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Taylor Grey, Inc.'s financial statements.

The supplemental information is the responsibility of Taylor Grey, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Taylor Grey, Inc.'s auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
March 23, 2026

TAYLOR GREY, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	17,252
Prepaid expenses		1,920
TOTAL ASSETS	**$**	**19,172**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	5,690
COMMITMENTS AND CONTIGENCIES		-

STOCKHOLDER'S EQUITY

Common stock, no par value per share;	
Authorized 10,000 shares; issued and outstanding	
1,000 shares	1,000
Additional paid in capital	129,402
Accumulated deficit	(116,920)
TOTAL STOCKHOLDER'S EQUITY	**13,482**

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**19,172**

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

REVENUES		
Reimbursed Expenses	$	905
EXPENSES		
Technology		2,197
Regulatory fees		3,091
Professional fees		16,832
Travel & entertainment		477
Other expenses		370
TOTAL EXPENSES		**22,967**
NET LOSS	$	**(22,062)**

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2025

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Stockholder's Equity at January 1, 2025	$ 1,000	$ 100,902	$ (94,858)	$ 7,044
Additional paid in capital	-	28,500	-	28,500
Net loss	-	-	(22,062)	(22,062)
Stockholder's Equity at December 31, 2025	**$ 1,000**	**$ 129,402**	**$ (116,920)**	**$ 13,482**

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss $ (22,062)

Changes in assets and liabilities
Prepaid expenses   (320)
Accounts payable & accrued expenses   2,052
Net Cash Used in Operating Activities   **(20,330)**

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions   28,500

NET INCREASE IN CASH   **8,170**

CASH AT BEGINNING OF YEAR   **9,082**

CASH BALANCE AT DECEMBER 31, 2025 $ **17,252**

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for income taxes $221
Cash paid for interest   -

The accompanying notes are an integral part of these financial statements.

Page 5

TAYLOR GREY, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

1. **Organization and Nature of Business**

Taylor Grey, Inc (the Company) is a registered broker dealer incorporated under the laws of the state of California maintaining its principal office in Newport Beach, California. The Company is a securities broker dealer registered with the Securities and Exchange Commission (SEC) in October 2020 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in private placement of securities on a fee basis.

Liquidity Matters

The Company has incurred operating losses and has funded its operations through capital contributions from its stockholders. The Company did not conduct any business in 2025. The Company is awaiting approval of the sale of its operations. Management believes that the Company's current cash balance together with additional capital (if needed) will be sufficient to fund the Company's operating plan for at least 12 months following the issuance of these financial statements.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation and Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2025.

Income Taxes

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. In lieu of corporate income tax, the Company's income or loss is generally passed through to the stockholder's federal and state individual income tax returns.

3. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2025, the Company had net capital of $11,562 which is $6,562 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 49.21%.

Reserve Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

Possession and Control Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

4. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

5. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

TAYLOR GREY, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker dealer, providing investment banking services, such as private placement of securities within one line of business. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. On December 8, 2025, the Company signed a purchase and sale agreement in which the stockholders sell all equity in the Company to a third party. The sale, pending approval of the regulator, is expected to close in early second quarter of 2026.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

SUPPLEMENTAL INFORMATION

TAYLOR GREY, INC.

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$	13,482
ADJUSTED NET WORTH		**13,482**
LESS:		
Non-allowable assets		
Prepaid expenses		(1,920)
Total non-allowable assets		(1,920)
TENTATIVE NET CAPTIAL	$	**11,562**
HAIRCUTS ON SECURITIES		-
NET CAPITAL	$	**11,562**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)		5,000
EXCESS NET CAPITAL	$	**6,562**
TOTAL AGGREGATE INDEBTEDNESS		**5,690**
MINIMUM NET CAPITAL BASED ON AI		**379**
PERCENTAGE OF NET CAPITAL TO AI		**49.21%**

There are no material differences between net capital in the amended Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

TAYLOR GREY, INC.

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

TAYLOR GREY, INC.

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders
Taylor Grey, Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Taylor Grey, Inc. (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placement of securities (excluding EB-5 and Regulation A+) and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 23, 2026

Taylor Grey, Inc.
3158 Scholarship
Newport Beach, CA 92612

Taylor Grey, Inc. - Exemption Report

Taylor Grey, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Private placements of securities (excluding EB-5 and Regulation A+).

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

TAYLOR GREY, INC.

I, Henry Huang, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025, through December 31, 2025, is true and correct.

_Henry Huang_____
Henry Huang
CEO